

December 23, 2022

Linghui Kong
Chief Executive Officer
Bitdeer Technologies Group
08 Kallang Avenue
Aperia Tower 1, #09-03/04
Singapore 339509

      Re: Bitdeer Technologies Group
          Amendment No. 8 to Draft Registration Statement on Form F-4
          Submitted November 23, 2022
          CIK No. 0001899123

Dear Linghui Kong:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2022 letter.

Amendment No. 8 to Draft Registration Statement on Form F-4

General

1.   Provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

2.   Revise to address any material risk or impact that the current crypto asset market disruption may have on the use and valuation of Bitdeer's mining machines. Address any

material risks to Bitdeer resulting from the price and volatility of Bitcoin, including the risk that such volatility may impact the ability of Bitdeer to generate profits from the operation of its crypto mining machines. In this regard, revise your disclosure to include a "breakeven analysis" comparing the value of one mined Bitcoin to your cost to mine the one Bitcoin. Your analysis should identify and explain the inputs used in your calculation.

3.   We note press reports indicating that Bitdeer and its related parties are involved in setting up a fund to buy distressed assets from Bitcoin miners. Please disclose, if material, Bitdeer's strategy related to purchasing distressed assets from miners, including a description of past, current and/or future agreements or plans to invest in these assets, and a description of the fund (amount, purpose, etc.). In doing so, advise how the decrease in value of these assets has impacted or will impact any investment strategy related to purchasing distressed mining assets given the value of mining assets has decreased due to market volatility and increased energy costs.

Risk Factors, page 42

4.   Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

5.   To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

   • Risk from depreciation in your stock price.

   • Risk of loss of customer demand for your products and services.

   • Financing risk, including equity and debt financing.

   • Risk of increased losses or impairments in your investments or other assets.

   • Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

   • Risks from price declines or price volatility of crypto assets.

Although Bitdeer has an organic way of growing its mining fleet, its business is nevertheless capital intensive..., page 44

6.   Describe any material financing, liquidity, or other risks you face related to the impact that the current crypto asset market disruption has had, directly or indirectly, on the value of the crypto assets you use as collateral or the value of your crypto assets used by others as collateral.

Changes in international trade policies and international barriers to trade may have an adverse effect..., page 58

7.   Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes..., page 59

8.   We note the recent enactment of legislation in New York establishing a two-year moratorium on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources. Although you do not operate in New York, discuss the possibility of similar laws being enacted in jurisdictions that you do operate in.

Bitcoin exchanges and wallets, and to a lesser extent, the Bitcoin network itself..., page 62

9.   To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

Bitdeer may not have adequate sources of recovery if the cryptocurrencies held by it are lost..., page 62

10.   We note the media has reported on Matrixport's exposure to recent distress in the crypto asset market. We also note that Bitdeer primarily utilizes Matrixport to dispose of its crypto assets. Disclose any material losses Bitdeer has incurred or been exposed to as a result of its relationship and transactions with Matrixport. Revise your risk factor disclosure to describe any material risk to Bitdeer, either direct or indirect, due to excessive redemptions, withdrawals, or a suspension of redemptions or withdrawals, of crypto assets from Matrixport or other exchanges or platforms Bitdeer may use. Identify any material concentrations of risk and quantify any material exposures.

Bitdeer requires certain approvals, licenses, permits and certifications to operate. Any failure to obtain or renew..., page 72

11.   We note your disclosure that Bitdeer is required to maintain certain approvals and licenses in accordance with the laws and regulations in the jurisdictions in which it operates. With a view towards revised disclosure, advise whether there are governmental licenses and authorizations required for Bitdeer to offer its products and services to customers. Describe any material risks you face from unauthorized or impermissible customer access to your products and services outside of jurisdictions where you have attained the applicable permissions, if any. Describe any steps you take to restrict access of U.S. persons to your products and services and any related material risks.

Bitdeer's management and compliance personnel have limited experience handling a listed..., page 80

12. To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

Certain Projected Information of Bitdeer, page 136

13. We note the projections provided by Bitdeer to BSGA included in your registration statement were prepared in December 2021 for the two-year period ending December 31, 2022. Given the age of the projections and the recent volatility, bankruptcies and financial distress in the crypto asset market, please confirm whether or not the projections still reflect management's views on future performance. Describe what consideration your board gave to obtaining updated projections or a lack of reliance upon the projections. In doing so, address whether key assumptions underlying the projections have reflected actual performance (including, but not limited to, the price of Bitcoin and Bitdeer's proprietary and total network hash rate and the number and efficiency of its mining machines).

Information Related to Bitdeer, page 190

14. We note your disclosure that disposal of crypto assets has been "primarily" to Matrixport Group. Please tell us the frequency with which you withdraw fiat currency from Matrixport. With a view towards revised disclosure, advise whether Bitdeer is dependent on any other platforms to liquidate its Bitcoin or other crypto assets or convert such crypto assets into fiat currency. Address the company's reliance on any such platform. Additionally, to the extent material, discuss how recent market events, including the bankruptcies of certain crypto market participants (including, but not limited to, FTX, Alameda Research, Core Scientific, Compute North, Voyager Digital and Celsius Mining), and the downstream effects of those events have impacted or may impact Bitdeer's business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether Bitdeer has material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

15. If material to an understanding of your business, describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

   • Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.

   • Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.

- Have the crypto assets of their customers unaccounted for.

- Have experienced material corporate compliance failures.

16. We note your disclosure on page 200 that Bitdeer's custody accounts in Matrixport Group are protected by username, password, and hardware tokens. If material to an understanding of your business, discuss any other steps you take to safeguard your customers' crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption. Additionally, to the extent not already addressed on page 62, describe any material risks related to safeguarding your, your affiliates', or your customers' crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Policies and Procedures Related to Our Cryptocurrencies, page 198

17. We note your revised disclosures on pages 233 and 234 in response to prior comment 2. Consistent with our prior comment, in light of your historical use of cash in operating activities, please also revise the disclosure on page 199 indicating anticipated cash flow from operations, in addition to your cash reserves, will be sufficient to meet your current and anticipated working capital requirements and capital expenditures.

18. You state that "[t]he legal test for determining whether any given digital asset is a security, as described above, is a highly complex, fact-driven analysis that may evolve over time," that the SEC "generally does not provide sufficient guidance or confirmation on the status of any particular digital asset as a security," and that "the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution." Please remove these statements as the legal tests are well established by U.S. Supreme Court case law and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

19. We note your response to prior comment 14 in your letter dated December 21, 2022. You advise that Bitdeer "expects to collect or fully redeem all lending or wealth management products previously purchased from Matrixport Group by the end of December of 2022 and Bitdeer does not foresee any issues with such collection or redemption." Update your registration statement to reflect this response regarding the status of Bitdeer's investments with Matrixport and its plans for any future business with Matrixport. Your revised disclosure here and on page 245 should clearly disclose, as of the date of your registration statement, all loans and transactions with Matrixport, including wealth management

products or amounts that are otherwise owed or due to Matrixport. Refer to Item 7.B. of
Form 20-F.

Bitdeer's Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 214

20. Disclose whether you have experienced, either directly or indirectly, prohibitions from
redeeming or withdrawing crypto assets and explain the potential effects on your financial
condition and liquidity.

21. We note that you own or have issued crypto assets and/or hold crypto assets on behalf of
third parties. To the extent material, explain whether these crypto assets serve as
collateral for any loan, margin, rehypothecation, or other similar activities to which you or
your affiliates are a party. If so, identify and quantify the crypto assets used in these
financing arrangements and disclose the nature of your relationship for loans with parties
other than third-parties. State whether there are any encumbrances on the collateral.
Discuss whether the current crypto asset market disruption has affected the value of the
underlying collateral.

22. To the extent material, explain whether, to your knowledge, crypto assets you own or have
issued serve as collateral for any other person's or entity's loan, margin, rehypothecation
or similar activity. If so, discuss whether the current crypto asset market disruption has
impacted the value of the underlying collateral and explain any material financing and
liquidity risk this raises for your business.

23. Your disclosure states Bitdeer has "historically achieved significant growth in recent
periods." In light of recent market events related to Bitdeer's business, advise whether
Bitdeer expects to continue to achieve the same or similar level of growth in future
periods. Amend your disclosure to discuss whether (or not) Bitdeer expects this growth
trend to continue. In this regard, we also note your response dated December 21, 2022 to
prior comment 14 indicating that the "decrease in Bitcoin price resulted from the FTX
bankruptcy is expected to negatively impact Bitdeer's mining yields." Relatedly, we note
your disclosure on page 45 that Bitdeer may not be able to maintain or increase
its profitability over the long term. Revise this risk factor disclosure to address the impact
of current events in the crypto asset market and acknowledge in your "Overview" on page
214 that your recent growth trends may not continue.

Linghui Kong
Bitdeer Technologies Group
December 23, 2022
Page 7

Key Factors Affecting Our Results of Operations
Price and volatility of Bitcoin, page 218

24. Please revise to also disclose the impact on the use and valuation of your mining machines from the price and volatility of Bitcoin. In this regard, address the risk that crypto mining machines would have to be shut down for lack of profitability once the price of Bitcoin declines below a certain amount. In addition, please also balance your disclosure with a discussion of the depreciation potential in light of the significant decline in Bitcoin prices since November 2021.

Cryptocurrency Services Provided by Matrixport Group, page 245

25. Revise to explain how Bitdeer's management personnel have "significant influence" over Matrixport.

Bitdeer Technologies Holding Company and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
Note 20. Related Party Transactions, page F-58

26. We continue to consider your responses to comment 3 in your letter dated September 6, 2022, to comments 2 and 3 in your letter dated November 3, 2022, and to comment 7 in your letter dated November 23, 2022, in addition to your response letter dated December 21, 2022, regarding your accounting for cryptocurrency lending transactions and wealth management products and may have further comment.

 You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Faller, Staff Attorney, at (202) 551-4438 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Will Cai